# HOLLINGER INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

**Security Class**

**Holder Account Number**

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## Form of Proxy for Retractable Common Shares - Annual Meeting to be held on September 27, 2007

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

**Proxies submitted must be received by 5:00 p.m., Eastern Time, on September 25, 2007.**

## Appointment of Proxyholder

**The undersigned holder of Retractable Common Shares hereby appoints** Stanley M. Beck, Chairman, or failing him G. Wesley Voorheis, Chief Executive Officer and Director

OR

**Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.**

as proxy for the undersigned, with power of substitution, to attend and act for and on behalf of the undersigned at the Meeting of the holders of Retractable Common Shares to be held on Thursday, September 27, 2007 at 10:00 a.m. (Toronto time), and at any adjournments or postponements thereof and to vote, as directed below, all Retractable Common Shares which the undersigned would be entitled to vote if then present personally upon the following matters:

**VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.**

## 1. Election of Directors

Management recommends that you vote **FOR** all of the nominees listed in the accompanying Management Proxy Circular.

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| | For | Withhold |
|---|---|---|
| Vote FOR or WITHHOLD for all nominees proposed by Management. | ☐ | ☐ |

## 2. Appointment of Auditors

| | For | Withhold |
|---|---|---|
| To appoint Zeifman & Company, LLP as auditors of the Corporation and to authorize the Board of Directors to fix the remuneration of the auditors. | ☐ | ☐ |

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## Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

**Signature(s)**

**Date**

MM / DD / YY

## Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

## Annual Financial Statements

Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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